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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-28817

                           SYNTHETIC INDUSTRIES, L.P.

                                 SUPPLEMENT TO
                      JOINT PROXY STATEMENT AND PROSPECTUS
                            DATED SEPTEMBER 19, 1997

     The General Partner is pleased to inform you that at the Special Meeting of Limited Partners held on November 7, 1997, the Agreement and Plan of Withdrawal and Dissolution (the "Plan") of Synthetic Industries, L.P. (the "Partnership") was approved by Limited Partners holding approximately 70% of the total outstanding limited partner interests. Limited Partners holding approximately
13 1/2% of the total outstanding limited partner interests voted against the implementation of the Plan, and holders of 1/2% of the total outstanding interests abstained. Accordingly, holders of approximately 85% of the total outstanding limited partner interests voted in person or by proxy at the Special Meeting, which the General Partner believes was an extraordinary response of the Limited Partners. Of the limited partner interests voted, approximately 84% were voted in favor of the Plan and 16% were voted against the Plan.

     Based on the results of the vote on the Plan at the Special Meeting, the General Partner believes that a dissolution of the Partnership in the manner provided by the Plan is supported by an overwhelming number of Limited Partners. Unfortunately, a few Limited Partners representing a very small percentage in interest in the Partnership have obtained court orders in Delaware and California that are restraining the Plan's implementation. These Limited Partners obtained the Delaware court order on the basis that the Plan probably violates certain provisions of the Partnership Agreement that they argue prevent the General Partner from giving Limited Partners the choice of taking cash and/or stock in the manner set forth in the Plan. The California court order, dated November 6, 1997, was obtained on the basis that serious questions were raised with respect to whether the Plan had to be approved by a two-thirds interest (which it was) and whether the Plan needed to comply with certain rules of the Securities and Exchange Commission that would require, among other things, that the period in which Limited Partners are entitled to vote must be at least 60 days, rather than the 47 days Limited Partners were actually accorded. The General Partner believes that these court orders were based on incorrect interpretations of the matters involved and the General Partner is currently seeking to have the orders overturned. Neither court in its decision found that the General Partner in presenting the Plan acted in bad faith or breached any fiduciary duty to Limited Partners.

     The General Partner believes that the demands and allegations made by the few Limited Partners involved in the California and Delaware lawsuits are without merit and do not serve the best interests of Limited Partners. Unfortunately, the General Partner is currently prevented from implementing the Plan and distributing to the Limited Partners the assets of the Partnership. The General Partner cannot predict currently how long the implementation of the Plan will be delayed by the California and Delaware courts, or whether the Plan can be implemented at all.

                THE DATE OF THIS SUPPLEMENT IS NOVEMBER 7, 1997.